Schedule A

To the Distribution Agreement List of Funds

Dated as of October 27, 2025

All Share Classes of the Following Funds:

NexPoint Funds I:

NexPoint Event Driven Fund

NexPoint Merger Arbitrage Fund

NexPoint Credit Catalyst Fund